SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                         The Houston Exploration Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    44212010
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               John J. Bishar, Jr.
--------------------------------------------------------------------------------
                     Senior Vice President & General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                                 (718) 403-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KeySpan Corporation
            I.R.S. Identification No.  11-3431358

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[_]
                                                                      (b)[_]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                            [_]



----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       New York
--------------------------------------------------------------------------------

                           7   SOLE VOTING POWER
                               17,380,392 (indirectly through KeySpan Energy
    NUMBER OF                  Corporation and THEC Holdings Corp.)
     SHARES
  BENEFICIALLY --------- -------------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH
   REPORTING
     PERSON    --------- -------------------------------------------------------
      WITH                 9   SOLE DISPOSITIVE POWER
                               17,380,392 (indirectly through KeySpan Energy
                               Corporation and THEC Holdings Corp.)
               --------- -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   17,380,392 (indirectly through KeySpan Energy Corporation and THEC Holdings Corp.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                   [_]


----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       56.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                       HC
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KeySpan Energy Corporation
            I.R.S. Identification No.  11-3344628

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[_]
                                                                      (b)[_]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                            [_]



----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       New York
--------------------------------------------------------------------------------

                           7   SOLE VOTING POWER
                               17,380,392 (indirectly through THEC Holdings
    NUMBER OF                  Corp.)
     SHARES
  BENEFICIALLY --------- -------------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH
   REPORTING
     PERSON    --------- -------------------------------------------------------
      WITH                 9   SOLE DISPOSITIVE POWER
                               17,380,392 (indirectly through THEC Holdings
                               Corp.)
               --------- -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   17,380,392 (indirectly through THEC Holdings Corp.)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                   [_]


----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       56.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                       CO
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            THEC Holdings Corp.
            I.R.S. Identification No.  76-0489610

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[_]
                                                                      (b)[_]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                            [_]



----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------

                           7   SOLE VOTING POWER
                               17,380,392
    NUMBER OF
     SHARES
  BENEFICIALLY --------- -------------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH
   REPORTING
     PERSON    --------- -------------------------------------------------------
      WITH                 9   SOLE DISPOSITIVE POWER
                               17,380,392

               --------- -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   17,380,392

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                   [_]


----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       56.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                       CO
----------- --------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

     Item 1 is hereby amended and restated as follows:

     This Amendment No. 2 (the "Amendment") to Schedule 13D relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Issuer") is filed by KeySpan
Corporation (f/k/a BL Holding Corp.), a New York corporation ("KeySpan"), KeySpan Energy Corporation, a New York corporation ("KEC"), and THEC Holdings Corp., a Delaware corporation ("THEC"), to further amend the Schedule 13D that was previously filed on October 8, 1997 and amended by Amendment No. 1 thereto, filed on April 7, 2000. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the
Schedule 13D as previously amended. The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002-5219.

ITEM 2.    IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by adding the following text:

     Annexes A-1, A-2 and A-3 are hereby amended and restated as attached hereto.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and restated as follows:

     See response to Item 5.

     KeySpan, KEC and THEC intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, KeySpan, KEC and THEC will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. KeySpan, KEC and THEC may purchase additional equity in the Issuer or may dispose of some or all of their holdings in the open market, in public offerings, in private negotiated transactions or in other transactions, including derivative transactions.

     As of the date of the filing of this statement, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in (although each of KeySpan, KEC and THEC reserves the right to develop such plans):

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated as follows:

     (a) Upon completion of the transaction described in paragraph (c) below (assuming that the Option described therein is not exercised), THEC will beneficially own, and KeySpan and KEC will beneficially own indirectly through THEC, 17,380,392 shares of Common Stock, representing approximately 56.1% of the total outstanding shares of Common Stock (based on 30,961,418 shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2003).

     (b) THEC has, and KeySpan and KEC each have indirectly through THEC, sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock owned by it.

     (c) Pursuant to a Stock Purchase Agreement, dated as of February 20, 2003 among KeySpan, THEC and the Issuer (the "Stock Purchase Agreement"), THEC agreed to sell an aggregate of 3,000,000 shares of the Common Stock (the "Shares") to the Issuer for $26.40 per share. In addition, KeySpan has agreed, subject to certain exceptions, to reimburse the Issuer for all reasonable fees and expenses of counsel, investment bankers, financial advisors, accountants and other experts incurred by the Issuer in connection with the transactions contemplated by the Stock Purchase Agreement, the other reasonable expenses incurred by the Issuer incident to the negotiation and preparation of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby and any other reasonable fees and expenses of the Issuer and the special committee (or any of its members) of the Issuer's board of directors incurred in connection therewith. The Stock Purchase Agreement provides that the closing of the sale of the Shares shall take place at 10:00 a.m. (Eastern Time) on February 26, 2003, subject to the satisfaction of the conditions set forth in the Stock Purchase Agreement, or such later date (not more than three business days after the satisfaction or waiver of such conditions) as KeySpan, THEC and the Issuer mutually agree. The Issuer has entered into an Underwriting Agreement, dated February 20, 2003 (the "Underwriting Agreement"), with J.P. Morgan Securities Inc. (the "Underwriter") pursuant to which the Underwriter will acquire 3,000,000 shares of the Common Stock from the Issuer. The Underwriting Agreement provides that the Underwriter will have, until March 22, 2003, an option (the "Over-allotment Option") to acquire up to an additional 300,000 shares of the Common Stock from the Issuer. In the event that the Underwriter exercises the Over-allotment Option, the Stock Purchase Agreement provides that the Issuer will have the option (the "Option") to acquire up to an additional 300,000 shares of the Common Stock from THEC for $26.40 per share.

     Pursuant to the Stock Purchase Agreement, THEC also agreed to relinquish during the period between February 20, 2003 and May 20, 2003 its demand registration rights under the Registration Rights Agreement, dated as of September 25, 1996, between the Issuer and THEC. In addition, pursuant to the Stock Purchase Agreement, KeySpan and THEC have agreed not to transfer, without the prior consent of the Underwriter and subject to certain exceptions, any shares of the Common Stock during the period ending 90 days after the date of the prospectus supplement relating to the offering of shares of the Common Stock pursuant to the Underwriting Agreement.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated as follows:

     See response to Item 5.

     The Chief Executive Officer of KeySpan and KEC is a director of each such entity and also the Chairman of the board of directors of the Issuer and KeySpan. One of the Presidents and an Executive Vice President of KeySpan are also directors of the Issuer. Additionally, the President of THEC is also a director of the Issuer.

     Except as described in this Schedule 13D, or in the exhibits hereto, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except for interests in stock options granted by the Issuer for compensation related to service as a director of the Issuer.

ITEM 7.              MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended by adding the following text:

6. Stock Purchase Agreement, dated as of February 20, 2003 among The Houston Exploration Company, KeySpan Corporation and THEC Holdings Corp.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2003

                                    KeySpan Corporation

                                    By:         /s/Michael J.Taunton
                                        ----------------------------------------
                                          Name:  Michael J. Taunton
                                          Title: Vice President & Treasurer


                                    KeySpan Energy Corporation

                                    By:         /s/Michael J.Taunton
                                        ----------------------------------------
                                          Name:  Michael J. Taunton
                                          Title: Vice President & Treasurer


                                    THEC Holdings Corp.

                                    By:          /s/Saiyed Zain Mirza
                                        ----------------------------------------
                                          Name:  Saiyed Zain Mirza
                                          Title: Vice President and Chief
                                                 Financial Officer

                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of KeySpan Corporation are set forth below.

The business address for each of the executive officers and directors listed below is KeySpan Corporation, One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens.

        Name                                   Position                                         Present Principal Occupation
        ----                                   --------                                         ----------------------------
Robert B. Catell                     Chairman and Chief Executive                      Chairman and Chief Executive Officer of
                                     Officer and Director                              KeySpan Corporation

Robert J. Fani                       President - Energy Asset and Supply Group         President - Energy Asset and Supply Group of
                                                                                       KeySpan Corporation

Wallace P. Parker Jr.                President - Energy Delivery and Customer          President - Energy Delivery and Customer
                                     Relations Group                                   Relations Group of KeySpan Corporation

John A. Caroselli                    Executive Vice President - Strategic Services     Executive Vice President - Strategic Services
                                                                                       of KeySpan Corporation

Gerald Luterman                      Executive Vice President and Chief Financial      Executive Vice President and Chief Financial
                                     Officer                                           Officer of KeySpan Corporation

Anthony Nozzolillo                   Executive Vice President -                        Executive Vice President - Electric
                                     Electric Operations                               Operations of KeySpan Corporation

Lenore F. Puleo                      Executive Vice President -                        Executive Vice President - Client Services of
                                     Client Services                                   KeySpan Corporation

Nickolas Stavropoulos                Executive Vice President - KeySpan Energy         Executive Vice President - KeySpan Energy
                                     Delivery New England                              Delivery New England of KeySpan Corporation

Steven L. Zelkowitz                  Executive Vice President and Chief                Executive Vice President and Chief
                                     Administrative Officer                            Administrative Officer of KeySpan Corporation

John J. Bushar, Jr.                  Senior Vice President and General Counsel         Senior Vice President and General Counsel of
                                                                                       KeySpan Corporation

Kamal Dua                            Vice President and General Auditor                Vice President and General Auditor of KeySpan
                                                                                       Corporation

Ronald S. Jendras                    Vice President, Controller and                    Vice President, Controller and Chief
                                     Chief Accounting Officer                          Accounting Officer of KeySpan Corporation


                                       1

Richard A. Rapp, Jr.                 Vice President, Deputy General Counsel and        Vice President, Deputy General Counsel and
                                     Corporate Secretary                               Corporate Secretary of KeySpan Corporation

Michael J. Taunton                   Vice President and Treasurer                      Vice President and Treasurer of KeySpan
                                                                                       Corporation

Andrea S. Christensen                Director                                          Partner, Kaye, Scholer LLP

Donald H. Elliott                    Director                                          Partner, Hollyer Brady Smith & Hines LLP

Alan H. Fishman                      Director                                          President and Chief Executive Officer,
                                                                                       Independence Community Bank Corp.

J. Atwood Ives                       Director                                          Former Chairman and Chief Executive
                                                                                       Officer, Eastern Enterprises

James R. Jones                       Director                                          Senior Counsel, Manatt, Phelps & Phillips,LLP

James L. Larocca                     Director                                          Dean of the College and Professor of Public
                                                                                       Policy, Long Island University's Southhampton
                                                                                       College

Stephen W. McKessy                   Director                                          Retired Vice Chairman, PriceWaterhouseCoopers

Edward D. Miller                     Director                                          Member of Supervisory Board and Senior
                                                                                       Advisor to the Chief Executive Officer, AXA
                                                                                       Group

Edward Travaglianti                  Director                                          Former Chairman and Chief Executive Officer,
                                                                                       European American Bank

                                    ANNEX A-2

The name, position and present principal occupation of each director and executive officer of KeySpan Energy Corporation are set forth below.

The business address for each of the executive officers and directors listed below is KeySpan Energy Corporation, One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens.

        Name                                   Position                                         Present Principal Occupation
        ----                                   --------                                         ----------------------------
Robert B. Catell                     President and Chief Executive                      Chairman and Chief Executive Officer of
                                     Officer and Director                               KeySpan Corporation

Richard A. Rapp, Jr.                 Vice President and Secretary                       Vice President and Secretary of KeySpan
                                                                                        Corporation

Michael J. Taunton                   Vice President and Treasurer                       Vice President and Treasurer of KeySpan
                                                                                        Corporation

                                    ANNEX A-3

The name, position and present principal occupation of each director and executive officer of THEC are set forth below.

The business address for each of the executive officers and directors listed below is THEC Holding Corp., One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens, except for H. Neil Nichols who is a Canadian citizen with work permit.

        Name                                   Position                                          Present Principal Occupation
        ----                                   --------                                          ----------------------------
S. Zain Mirza                        Vice President, Chief Financial                    Senior Vice President, KeySpan Energy
                                     Officer and Director                               Development Corporation

Robert B. Catell                     Director                                           Chairman and Chief Executive
                                                                                        Officer, KeySpan Corporation

H. Neil Nichols                      President and Director                             President, KeySpan Energy Development
                                                                                        Corporation

Michael J. Nilsen                    Treasurer and Comptroller                          Vice President - Finance, KeySpan Energy
                                                                                        Development Corporation

Colleen A. Meade                     Secretary                                          Attorney, KeySpan Corporate Services LLC

Robert T. Guellich                   Assistant Secretary                                Director, Tax Services, KeySpan Corporate
                                                                                        Services LLC

                                  EXHIBIT INDEX


Exhibit                                Description
-------                                -----------

6 Stock Purchase Agreement, dated as of February 20, 2003 among The Houston Exploration Company, KeySpan Corporation and THEC Holdings Corp.

                                                        Exhibit 6


                                                        EXECUTION COPY







                            STOCK PURCHASE AGREEMENT

                                      among

                        THE HOUSTON EXPLORATION COMPANY,

                               KEYSPAN CORPORATION

                                       and

                               THEC HOLDINGS CORP.



                          Dated as of February 20, 2003

                                TABLE OF CONTENTS

                                                                                                                           Page
ARTICLE I PURCHASE AND SALE OF COMMON STOCK...................................................................................1
           1.1.      Purchase and Sale of Common Stock........................................................................1
           1.2.      Purchase Price...........................................................................................2
           1.3.      Closing..................................................................................................2
           1.4.      Option Closing...........................................................................................2

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY......................................................................3
           2.1.      Power, Authority and Enforceability......................................................................3
           2.2.      Government Authorization.................................................................................3
           2.3.      Noncontravention.........................................................................................4
           2.4.      Representations and Warranties in the Underwriting Agreement.............................................4

ARTICLE III REPRESENTATIONS AND WARRANTIES OF KEYSPAN AND THEC HOLDINGS.......................................................4
           3.1.      Power, Authority and Enforceability......................................................................4
           3.2.      Government Authorization.................................................................................4
           3.3.      Noncontravention.........................................................................................5
           3.4.      Title to the Shares......................................................................................5

ARTICLE IV COVENANTS..........................................................................................................5
           4.1.      Company Compliance with Underwriting Agreement...........................................................5
           4.2.      Relinquishment of Demand Registration Right..............................................................5
           4.3.      Delivery of Certain Documents............................................................................5

ARTICLE V INDEMNIFICATION.....................................................................................................5
           5.1.      Indemnification by the Company...........................................................................5
           5.2.      Indemnification by KeySpan and THEC Holdings.............................................................6
           5.3.      Indemnification Procedures...............................................................................6
           5.4.      Contribution.............................................................................................7
           5.5.      Full Force and Effect....................................................................................7

ARTICLE VI CONDITIONS PRECEDENT...............................................................................................7
           6.1.      No Injunctions or Restraints.............................................................................7
           6.2.      Consummation of the Public Offering......................................................................8
           6.3.      Representations and Warranties...........................................................................8
           6.4.      Performance of Agreements................................................................................8
           6.5.      Lock-Up Agreement........................................................................................8
           6.6.      Other Actions............................................................................................8

ARTICLE VII GENERAL PROVISIONS................................................................................................8
           7.1.      Notices..................................................................................................8
           7.2.      Interpretation..........................................................................................10
           7.3.      Amendment...............................................................................................10


                                        i


           7.4.      Extension; Waiver.......................................................................................10
           7.5.      Counterparts............................................................................................10
           7.6.      Entire Agreement; No Third-Party Beneficiaries..........................................................10
           7.7.      Governing Law...........................................................................................10
           7.8.      Assignment; Binding on Successors and Assigns...........................................................11
           7.9.      Enforcement.............................................................................................11
           7.10.     Severability............................................................................................11
           7.11. Expenses 11
           7.12. Registration Rights Agreement...............................................................................12
           7.13. Termination.................................................................................................12

                            STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement (this "Agreement") is dated as of February 20, 2003 (the "Execution Date"), by and among The Houston Exploration Company, a Delaware corporation (the "Company"), KeySpan Corporation, a New York corporation ("KeySpan") and THEC Holdings Corp., a Delaware corporation ("THEC Holdings"), a wholly owned subsidiary of KeySpan.

                                 R E C I T A L S

     WHEREAS, THEC Holdings owns 20,380,392 shares, or approximately 66%, of the Company's common stock, par value $0.01 per share ("Common Stock");

     WHEREAS, the Company and KeySpan have entered into an underwriting agreement, dated the Execution Date (the "Underwriting Agreement"), with J.P. Morgan Securities Inc. (the "Underwriter") pursuant to which the Company is publicly offering (the "Public Offering") for cash (i) 3,000,000 shares of its Common Stock and (ii) in the event the Underwriter exercises its over-allotment option pursuant to Sections 1 and 3 of the Underwriting Agreement, up to an additional 300,000 shares of its Common Stock, in each case pursuant to the Company's registration statement on Form S-3 (No. 333-78843) (as amended to the date hereof, the "Registration Statement") and a prospectus supplement (together with the prospectus included in the Registration Statement, the "Prospectus") filed under Rule 424 under the Securities Act (as defined herein);

     WHEREAS, THEC Holdings desires to sell, and the Company desires to purchase, (i) 3,000,000 issued and outstanding shares of Common Stock owned by THEC Holdings (the "Original Shares") upon the terms and conditions hereinafter set forth (the "Original Purchase") and (ii) up to an additional 300,000 issued and outstanding shares of Common Stock owned by THEC Holdings (the "Option Shares", together with the Original Shares, the "Shares")) upon the terms and conditions hereinafter set forth (the "Option Purchase", together with the Original Purchase, the "Purchase"); and

     WHEREAS, the Company, KeySpan and THEC Holdings desire to make certain representations, warranties and agreements in connection with the Purchase;

     NOW,   THEREFORE,   in   consideration  of  the  premises  and  the  mutual
representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                        PURCHASE AND SALE OF COMMON STOCK
                        ---------------------------------

     1.1. Purchase and Sale of Common Stock. On the basis of the representations, warranties and covenants contained herein, and subject to the terms and conditions hereof and contemporaneously with the consummation of the Public Offering, the Company shall purchase all the Original Shares and, in the event the Underwriter exercises its over-allotment option pursuant to Sections 1 and 3 of the Underwriting Agreement, the Option Shares.

     1.2. Purchase Price. The Company agrees to pay to THEC Holdings for all the Original Shares the amount of $78,700,000, which represents the offering proceeds to be received by the Company from the Public Offering (the "Offering Proceeds") at the purchase price to the Underwriter of $26.40 per share of Common Stock (the "Per Share Price") less Estimated Expenses (as defined in
Section 7.11(c)) of $500,000. In the event the Underwriter exercises its over-allotment option pursuant to Sections 1 and 3 of the Underwriting Agreement, the Company agrees to purchase from THEC Holdings the number of Option Shares equal to the aggregate number of shares so purchased by the Underwriter at the Per Share Price.

     1.3. Closing.
     -------------

     (a) The closing of the Original Purchase (the "Closing") shall take place at 10:00 a.m. (Eastern Time) on February 26, 2003, subject to satisfaction or waiver of the conditions set forth in Article VI on or before such date, at the offices of Andrews & Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002, or such later date (which shall not be later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VI) or at such other place as agreed to by the parties hereto (the actual time and date of the Closing are referred to herein as the "Closing Time" and "Closing Date," respectively). As used in this Agreement, the term "Business Day" shall mean any weekday other than a banking holiday in New York City.

     (b) At the Closing, in addition to the deliveries required to be made at or prior to the Closing pursuant to Article VI hereof,

          (i) THEC Holdings shall sell, assign and transfer to the Company all its right, title and interest in and to the Original Shares free and clear of all mortgages, pledges, security interests, liens, claims, encumbrances or equities (collectively, the "Liens") and deliver to the Company one or more certificates representing the Original Shares owned and being purchased pursuant to this Agreement, duly endorsed in blank or with duly executed stock powers attached; and

          (ii) the Company shall pay THEC Holdings cash in an amount equal to the Offering Proceeds received by the Company pursuant to the Public Offering, by wire transfer of immediately available funds to an account designated by THEC Holdings.

     1.4. Option Closing.
     --------------------


     (a) In the event the Underwriter exercises its over-allotment option, the closing of the Option Purchase (the "Option Closing") shall take place at 10:00 a.m. (Eastern Time), on the Additional Closing Date (as defined in Section 3 of the Underwriting Agreement), or such later date (which shall not be later than the third Business Day after the Additional Closing Date and satisfaction or waiver of the conditions set forth in Article VI), at the location described in
Section 1.3(a) or at such other place as agreed to by the parties hereto (the actual time and date of the Closing are referred to herein as the "Option Closing Time" and "Option Closing Date," respectively).

     (b) At the Option Closing, in addition to the deliveries required to be made at or prior to the Option Closing pursuant to Article VI hereof,

          (i) THEC Holdings shall sell, assign and transfer to the Company all its right, title and interest in and to the Option Shares free and clear of all Liens and deliver to the Company one or more certificates representing the Option Shares owned and being purchased pursuant to this Agreement, duly endorsed in blank or with duly executed stock powers attached; and

          (ii) the Company shall pay THEC Holdings cash in an amount equal to the Per Share Price multiplied by the aggregate number of shares purchased by the Underwriter upon the exercise of its over-allotment option, by wire transfer of immediately available funds to an account designated by THEC Holdings.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                  ---------------------------------------------

     The Company represents and warrants to KeySpan and THEC Holdings as follows:

     2.1. Power, Authority and Enforceability. The Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) equitable principles of general applicability relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     2.2. Government Authorization. No consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby and in the Prospectus, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder (collectively, the "Securities Act"), and as may be required under state securities or blue sky laws in connection with the Public Offering or which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Company and Seneca Upshur Petroleum Company, the Company's only subsidiary (its "Subsidiary"), taken as a whole, or on the ability of the Company to perform its respective obligations hereunder or consummate the transactions contemplated hereby on a timely basis.

     2.3. Noncontravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby and in the Prospectus will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights or termination, amendment, acceleration or cancellation of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary is bound or to which any of the property or assets of the Company or its Subsidiary is subject, nor will any such action result in any violation of the provisions of the certificate of incorporation or the by-laws of the Company or its Subsidiary or any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, its Subsidiary or any of their respective properties.

     2.4. Representations and Warranties in the Underwriting Agreement. The representations and warranties of the Company set forth in Section 4 of the Underwriting Agreement are true and correct.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF KEYSPAN AND THEC HOLDINGS
           -----------------------------------------------------------

     KeySpan and THEC Holdings jointly and severally represent and warrant to the Company as follows:

     3.1. Power, Authority and Enforceability. Each of KeySpan and THEC Holdings has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such party and the consummation by such party of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such respective party. This Agreement has been duly executed and delivered by each such party and constitutes the legal, valid and binding agreement of such party enforceable against it in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) equitable principles of general applicability relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     3.2. Government Authorization. No consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the execution and delivery by KeySpan or THEC Holdings, as the case may be, of this Agreement, the performance by such party of its respective obligations hereunder and the consummation by such party of the transactions contemplated hereby, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on the ability of such party to perform its respective obligations hereunder or consummate the transactions contemplated hereby on a timely basis.

     3.3. Noncontravention. The execution and delivery by KeySpan or THEC Holdings, as the case may be, the performance by such party of its obligations hereunder and the consummation by such party of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights or termination, amendment, acceleration or cancellation of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which KeySpan or THEC Holdings, as the case may be, is a party or by which such party is bound or to which any of its respective property or assets is subject, nor will any such action result in any violation of the provisions of the certificate of incorporation or the by-laws of such party or any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over KeySpan, THEC Holdings or any of their respective properties.

     3.4. Title to the Shares. THEC Holdings has good and valid title to the Shares, free and clear of all Liens, with full right and authority to deliver the same hereunder. Upon payment for the Shares to be sold by THEC Holdings in accordance with the terms of this Agreement, the Company will acquire good and valid title thereto, free and clear of all Liens.

                                   ARTICLE IV

                                    COVENANTS
                                    ---------

     4.1. Company Compliance with Underwriting Agreement. The Company shall comply in all material respects with all its covenants, agreements and obligations pursuant to the Underwriting Agreement for the benefit of KeySpan and THEC Holdings.

     4.2. Relinquishment of Demand Registration Right(a) . Upon consummation of the Original Purchase and receipt of the Offering Proceeds by THEC Holdings, THEC Holdings shall agree not to exercise any demand registration right from the date hereof until May 20, 2003 pursuant to Section 2.1 of the registration rights agreement, dated as of September 25, 1996, between the Company and THEC Holdings (the "Registration Rights Agreement").

     4.3. Delivery of Certain Documents. The Company shall ensure that KeySpan is the named recipient of the certificates, opinions, letters and other documents referred to in Sections 6(e), 6(f), 6(g) and 6(i) of the Underwriting Agreement and that KeySpan shall receive original copies of all such documentation at or prior to the Closing Time.

                                   ARTICLE V

                                 INDEMNIFICATION
                                 ---------------

     5.1. Indemnification by the Company. The Company will indemnify and hold harmless each of KeySpan, THEC Holdings, their respective officers, directors and each person who controls KeySpan or THEC Holdings within the meaning of
Section 15 of the Securities Act and Section 20 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder (collectively, the "Exchange Act") (collectively, the "KeySpan/THEC Indemnified Persons") from and against any and all losses, claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action, proceeding or any claim asserted) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any registration, qualification or compliance with respect to the Public Offering, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or alleged omission made in reliance upon and in conformity with information relating to KeySpan or THEC Holdings furnished to the Company in writing by KeySpan or THEC Holdings, respectively, expressly for use therein), or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required by the Company in connection with any registration, qualification, or compliance with respect to the Public Offering.

     5.2. Indemnification by KeySpan and THEC Holdings. KeySpan and THEC Holdings will, jointly and severally, indemnify the Company, each of its officers, directors and each person who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act (collectively, the "Company Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including, without limitation, the legal fees and expenses incurred in connection with any suit, action, proceeding or any claim asserted) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any registration, qualification or compliance with respect to the Public Offering, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to KeySpan or THEC Holdings furnished to the Company in writing by KeySpan or THEC Holdings, respectively, expressly for use therein. The liability of KeySpan and THEC Holdings pursuant to this Section 5.2 shall be limited to the Offering Proceeds.

     5.3. Indemnification Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to the preceding paragraphs of this Article V, such person (the "Indemnified Person") shall promptly notify the person or persons against whom such indemnity may be sought (each an "Indemnifying Person") in writing, and such Indemnifying Persons, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Persons may designate in such proceeding and shall pay the reasonable fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person and not the Indemnifying Persons unless (i) the Indemnifying Persons and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person or (iii) the named parties in any such proceeding
(including any impleaded parties) include both an Indemnifying Person and the Indemnified Person and, based upon the advice of counsel, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that no Indemnifying Person shall, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. No Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final non-appealable judgment for the plaintiff, each Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding.

     5.4. Contribution. The Company, KeySpan and THEC Holdings agree that it would not be just and equitable if contribution pursuant to this Article V were determined by pro rata allocation. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in this Article V shall be deemed to include any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article V, in no event shall KeySpan or THEC Holdings be required to contribute any amount in excess of the amount of Offering Proceeds received by it, respectively. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     5.5. Full Force and Effect. The remedies provided for in this Article V are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity. The indemnity and contribution agreements contained in this Article V and the representations and warranties of the Company, KeySpan and THEC Holdings set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any party hereto, its respective officers or directors or any person controlling such party and (iii) the consummation of the Purchase.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT
                              --------------------

     The respective obligation of each party to consummate the transactions contemplated to occur at the Closing and at the Option Closing, if any, is subject to the satisfaction or waiver on or prior to the Closing Time or the Option Closing Time, respectively, of each of the following conditions:

     6.1. No Injunctions or Restraints. No action, claim, suit, hearing, complaint, demand, injunction, litigation, judgment, arbitration, order, decree, ruling or governmental investigation or proceeding shall be pending or threatened by any court or governmental or regulatory agency or body, and no such court or governmental or regulatory agency or body shall have issued any injunction, judgment or order, which shall remain in effect, that would prevent consummation of the Purchase; provided, however, that the parties hereto shall use their reasonable best efforts to have any such injunction, judgment or order vacated or reversed.

     6.2. Consummation of the Public Offering. The closing of the Public Offering shall have occurred in accordance with terms of the Underwriting Agreement, or, with respect to the Option Shares, the Additional Closing shall have occurred in accordance with Section 3 of the Underwriting Agreement.

     6.3. Representations and Warranties. (a) The representations and warranties of the Company, KeySpan and THEC Holdings set forth in this Agreement shall be true and correct in all material respects on and as of the Execution Date and on and as of the Closing Date as though made on and as of the Closing Date. Each of the Company, KeySpan and THEC Holdings shall have received certificates signed on behalf of the Company, KeySpan and THEC Holdings by their respective executive officers, in such capacity, certifying to such effect.

     (b) In the event of an Option Closing, the representations and warranties of the Company, KeySpan and THEC Holdings set forth in this Agreement shall be true and correct in all material respects on and as of the Execution Date and on and as of the Option Closing Date as though made on and as of the Option Closing Date. Each of the Company, KeySpan and THEC Holdings shall have received certificates signed on behalf of the Company, KeySpan and THEC Holdings by their respective executive officers, in such capacity, certifying to such effect.

     6.4. Performance of Agreements. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Underwriting Agreement at or prior to the Closing Time.

     6.5. Lock-Up Agreement. Each of THEC Holdings and KeySpan shall have executed and delivered to J.P. Morgan Securities Inc. a lock-up agreement substantially in the form attached hereto as Annex A.

     6.6. Other Actions. All actions, corporate or other, to be taken by the Company, KeySpan and THEC Holdings in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to each of them and their respective counsel.

                                  ARTICLE VII

                               GENERAL PROVISIONS
                               ------------------

     7.1. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a) if to the Company, to:

                                      The Houston Exploration Company
                                      1100 Louisiana Street, Suite 2000
                                      Houston, Texas 77002-5215
                                      Attention:  James F. Westmoreland
                                      Corporate Secretary
                                      Facsimile:  (713) 830-6910

                            with a copy (which shall not constitute notice) to:

                                      Andrews & Kurth
                                      600 Travis, Suite 4200
                                      Houston, Texas 77002
                                      Attention: G. Michael O'Leary, Esq.
                                      Facsimile:  (713) 238-7130

(b) if to KeySpan, to:

                                      KeySpan Corporation
                                      One MetroTech Center
                                      Brooklyn, New York 11201-3851
                                      Attention: Alfred C. Bereche, Esq.
                                                 Assistant General Counsel
                                      Facsimile:  (718) 403-3106

                            with a copy (which shall not constitute notice) to:

                                      Simpson Thacher & Bartlett
                                      425 Lexington Avenue
                                      New York, New York 10017
                                      Attention:  William R. Dougherty, Esq.
                                      Facsimile:  (212) 455-2502

(c) if to THEC Holdings, to:

                                      THEC Holdings Corp.
                                      c/o KeySpan Corporation
                                      One MetroTech Center
                                      Brooklyn, New York 11201-3851
                                      Attention: Alfred C. Bereche, Esq.
                                                 Assistant General Counsel
                                      Facsimile:  (718) 403-3106

Except as described in the next sentence, all notices shall be deemed given only when actually received. Insofar as any approval or consent is required under this Agreement by any party, any such request for approval or consent that is delivered by a party in accordance with this Section 6.1 shall be deemed to have been validly sent. Any failure to take action or respond by the recipient party within five Business Days of receiving such request shall be deemed acceptance, approval and consent to such request.

     7.2. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     7.3. Amendment.  This Agreement may not be modified or amended except by an
instrument  or   instruments  in  writing  signed  by  the  party  against  whom enforcement of such modification or amendment is sought.

     7.4. Extension; Waiver. At any time prior to the Closing, the Company, KeySpan and THEC Holdings may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered by such other party pursuant hereto or (c) waive compliance with any of the agreements of such other party or conditions to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

     7.5.  Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

     7.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral between the parties with respect to the subject matter of this Agreement. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, the parties hereto, and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement. No third party is entitled to rely on any of the representations, warranties and agreements contained in this Agreement, and the Company, KeySpan and THEC Holdings assume no liability to any third party because of any reliance on the representations, warranties and agreements of the Company, KeySpan and THEC Holdings contained in this Agreement.

     7.7. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     7.8. Assignment; Binding on Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence and except as otherwise provided in this Agreement, this Agreement will be binding upon, inure to the benefit of, and be enforceable by and against, the parties and their respective successors and assigns (by reason of merger, consolidation, spin-off or split-off of the parties, or sale of substantially all of the assets or similar transaction or series of transactions).

     7.9. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, this being in addition to any other remedy to which they are entitled at law or in equity.

     7.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     7.11. Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated, KeySpan shall pay the fees and expenses of its counsel, investment bankers, financial advisors, accountants and other experts and the other expenses incident to the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby.

     (b) If the Closing does not occur, KeySpan will reimburse the Company for all reasonable fees and expenses of counsel, investment bankers, financial advisors, accountants and other experts incurred by the Company in connection with the transactions contemplated hereby (the "Transaction Expenses"), the other reasonable expenses incurred by the Company incident to the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby (the "Incidental Expenses") and any other reasonable fees and expenses of the Company and the Special Committee (or any of its members) of the Board of Directors of the Company incurred in connection therewith (the "Other Expenses," together with the Transaction Expenses and the Incidental Expenses, the "Expenses"); provided that if the Closing does not occur based upon material adverse information relating to the Company that is not known by or available (upon request from the Company or otherwise) to KeySpan on the date hereof, KeySpan shall not be liable for the reimbursement of any Expenses pursuant to this Section 7.11(b). Notwithstanding the foregoing, the parties understand and agree that the Expenses shall not include any fees and expenses of any underwriter other than J.P. Morgan Securities Inc.

     (c) If the Closing does occur, an estimate of the Expenses (the "Estimated Expenses") shall be deducted in calculating the Per Share Price as provided in
Section 1.2. Within 30 days following the Closing Date, the parties shall agree on the actual amount of the Expenses (the "Actual Expenses") incurred by the Company and the Special Committee (or any of its members) of the Board of Directors of the Company in connection with the transactions contemplated hereby and (i) in the event the Actual Expenses exceed the Estimated Expenses, KeySpan shall reimburse the Company for such difference or (ii) in the event the Estimated Expenses exceed the Actual Expenses, the Company shall reimburse KeySpan for such difference.

     7.12. Registration Rights Agreement. Notwithstanding any provision in this Agreement to the contrary, each of the Company, KeySpan and THEC Holdings affirm that, except as otherwise provided in Section 4.2, the Registration Rights Agreement shall remain in full force and effect on and after the Execution Date and on and after the Closing Date.

     7.13. Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement (other than the terms of Section 7.11, which shall remain in full force and effect) shall terminate in the event the Underwriting Agreement is terminated in accordance with the terms contained therein.

     IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed by its respective officers thereunto duly authorized as of the date first written above.

                            THE HOUSTON EXPLORATION COMPANY


                            By:     /s/  William G. Hargett
                                  ----------------------------------------------
                            Name: William G. Hargett
                            Title: President and Chief Executive Officer


                            KEYSPAN CORPORATION.


                            By:     /s/ Michael Taunton
                                  ----------------------------------------------
                            Name:     Michael Taunton
                            Title:    Vice President and Treasurer


                            THEC HOLDINGS CORP.


                            By:     /s/ Saiyed Zain Mirza
                                  ----------------------------------------------
                            Name: Saiyed Zain Mirza
                            Title: Vice President and Chief Financial Officer

                                                                         Annex A

                            FORM OF LOCK-UP AGREEMENT



                                                               February 20, 2003



J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York  10017

                   Re:  The Houston Exploration Company -- Public Offering
                        --------------------------------------------------

Ladies and Gentlemen:

     The undersigned understands that you, as underwriter (the "Underwriter"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with The Houston Exploration Company, a Delaware corporation (the "Company"), and KeySpan Corporation, a New York corporation ("KeySpan"), providing for the sale by the Company to the Underwriter of common stock, $0.01 par value (the "Common Stock"), of the Company and the public offering (the "Public Offering") of the Common Stock by the Underwriter. Pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated as of the date of the Underwriting Agreement, among the Company, KeySpan and THEC Holdings Corp., a Delaware corporation (the "THEC Holdings") and a wholly owned subsidiary of KeySpan, the Company will, among other things, apply the offering proceeds received by the Company from the Public Offering to the purchase of 3,000,000 shares of Common Stock owned by THEC Holdings. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

     In consideration of the Underwriter's agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration receipt of which is hereby acknowledged, each of the undersigned hereby agrees that, without the prior written consent of J.P. Morgan Securities Inc., such undersigned will not, during the period ending 90 days after the date of the Prospectus Supplement relating to the Public Offering (the "Prospectus"), other than with respect to the shares of Common Stock to be sold pursuant to the Stock Purchase Agreement, (1) directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (including, but not limited to, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission) or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any security convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each of the undersigned agrees that, without the prior written consent of J.P. Morgan Securities Inc., it will not, during the period ending 90 days after the Closing Date, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any substantially similar securities of the Company, including, but not limited to, any security convertible into or exercisable or exchangeable for Common Stock.

     In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

     Notwithstanding the foregoing provisions of this Lock-Up Agreement, it is expressly understood that the terms of this Lock-Up Agreement shall not apply to any transaction that results in a Change in Control of the Company. For the purposes of this Lock-Up Agreement, "Change in Control" shall mean any change in ownership of the shares of stock of the Company such that a person or group of persons other than KeySpan or any of its wholly owned subsidiaries acquires a direct or indirect interest in the voting stock of the Company which is greater than the direct or indirect interest in the voting stock of the Company held by KeySpan and any of its wholly owned subsidiaries.

     Each of the undersigned hereby represents and warrants that such undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of such undersigned shall be binding upon the successors, assigns, heirs or personal representatives of such undersigned.

     Each of the undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

     Each of the undersigned understands that the Underwriter is entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

     THIS LOCK-UP AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

                              KEYSPAN CORPORATION


                              By:
                                    ---------------------------------
                              Name:     Michael Taunton
                              Title:    Vice President and Treasurer


                              THEC HOLDINGS CORP.


                              By:
                                    ---------------------------------
                              Name: Saiyed Zain Mirza
                              Title: Vice President and Chief Financial Officer


Accepted as of the date first set forth above:

J.P. MORGAN SECURITIES INC.



By:
     ----------------------------
Name:
Title: